ALL FOR ONE MEDIA CORP.

236 Sarles Street

Mt. Kisco, New York 10549

November 21, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: John Dana Brown

Re:	All for One Media Corp.
Registration Statement on Form 10 Filed October 13, 2016 File No. 001-37919

Dear Mr. Brown:

We have received your letter dated November 9, 2016 and have updated the Registration Statement and prepared the following responses to your comments.

General

1.	We note that you have filed your Form 10 under Section 12(b) of the Exchange Act; however, it does not appear that you are seeking to list your common stock on a national securities exchange. If you are seeking to list your common stock on a national securities exchange please revise your registration statement accordingly. Alternatively, if it is your intention to register your common stock pursuant to Section 12(g) of the Exchange Act please withdraw this registration statement and file a new Form 10 pursuant to Section 12(g).

RESPONSE: The Company intends to file the Form 10 registration statement pursuant to Section 12(g). We have withdrawn our prior Form 10 and are filing a new one concurrent with the submission of this letter.

Business, page 3

2.	We note your disclosure that you will need to raise capital to implement your planned operations. Please disclose what, if any, plans you have to raise such funds. We note your disclosure on page 12 that the financing required to execute your business plan will be approximately $1 million over the next twelve months.

1

RESPONSE: The registration statement has been amended to include the requested disclosure.

We are dependent on a limited number of proprietary copyrights, page 4

3.	We note your disclosure that you will initially derive all revenue from two properties. Please clarify what the two properties are.

RESPONSE: The two properties referenced are related to the Crazy For The Boys project: the film and music copyrights. This clarification has been added to the registration statement.

Increased piracy of the Company’s content, products, and other intellectual property, page 7

4.	The heading of this risk factor implies that you have already experienced piracy of your content. If you have already experienced piracy please expand your risk factor to discuss any such piracy issues you have already faced.

RESPONSE: To our knowledge, we have never been victim of piracy. The registration statement has been updated to clarify any confusion.

5.	Given your very limited resources, please provide support for the statement that you devote “substantial resources to protecting [your] content, products and intellectual property.”

RESPONSE: It is more correct to say that we will commit resources to protect our content when we have completed more projects subject to infringement. The registration statement now reflects this intent.

Plan of Operations, page 11

6.	In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and costs to develop a new girl group, and your plan to release the related motion picture that will serve as the back story to launch the new girl group. Please also discuss the anticipated costs associated with conducting the auditions, securing contracts with your principle performers, and any related audio or video productions plans. Further, please discuss the material steps and costs to develop a cast and projects for a boy band, along with the anticipated timeline for such plans.

RESPONSE: A description of the production process has been added to the registration statement.

7.	We note your disclosure that the performers cast to portray each girl group character “are” of the highest caliber, but that you were still in the process of choosing your principle performers through a series of auditions beginning in October 2016. Please update to discuss the status of any such auditions and if you have already cast any of the principle performers or if such auditions are still ongoing.

RESPONSE: Principle performers have not yet been identified. Accordingly, the registration statement has been updated to remove any inference that casting is complete and to say that management will recruit only the highest caliber talent. As of the date of this letter, management and its casting directors are negotiating production contracts with some of the agents of performers chosen for the film.

2

Security Ownership of Certain Beneficial Owners and Management, page 12

8.	Please revise the beneficial ownership amounts disclosed for Brian Lukow and Brian Gold to also reflect shares owned through their interests in Crazy for the Boys, LLC.

RESPONSE: The ownership table has been updated to include the shares held by Mr. Lukow and Mr. Gold through their interests in Crazy for the Boys, LLC.

Directors and Executive Officers, page 13

9.	Please disclose the dates of each person’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The employment disclosures have been added to the registration statement to account for the periods requested.

Exhibits:

10.	Please file all material contracts pursuant to Item 601 of Regulation S-K including any outstanding material notes payable, your employment agreement with Brian Lukow, and the March 29, 2016 consulting agreement as amended, for which it appears performance still remains.

RESPONSE: The material contracts of the Company have been added to the registration statement as exhibits.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

All for One Media Corp.

/s/ Brian Lukow

Brian Lukow

President

3